Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103
Tel: 215-309-7700
www.hillintl.com

Todd E. Weintraub
Chief Financial Officer
Tel: 215-309-7951
toddweintraub@hillintl.com
June 5, 2019

Via EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Mail Stop 7010
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Hill International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed April 1, 2019
Form 8-K filed May 9, 2019
File No. 1-33961

Dear Mr. O’Brien:

This letter constitutes the response of Hill International, Inc. (“Hill”, the “Company”, “we”, “us” or “our”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to Hill dated May 20, 2019. In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comments.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 30

1.
Please provide a more comprehensive analysis of the collectability of accounts receivable, given its significance to your financial position and liquidity. In this regard, we note your statement that clients remit payment in approximately two months on average. However, accounts receivable, net as a percentage of quarterly revenue for December 31, 2018 and December 31, 2017 was 117% and 108%, respectively. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Division of Corporation Finance
June 5, 2019

Response: The statement noted in your comment is “Our clients generally remit payment approximately two months, on average, after invoice date” (emphasis added). A net accounts receivable balance of over 100% of quarterly revenue implies collections take slightly over a quarter, on average, - from the time the account receivable is recorded - not invoiced. We generally invoice following our month-end, not when the account receivable is recorded. We believe this is clear from the preceding sentence in the Form 10-K: “We generally pay our employees semi-monthly in arrears and invoice our clients monthly in arrears” (emphasis added).

We further believe the effect this has on liquidity is clear from the immediately following sentence in the Form 10-K: “This creates a lag between the time we pay our employees and the time we receive payment from our clients.”

Finally, we believe our plan to manage this in terms of liquidity is addressed in the immediately following paragraph in the Form 10-K: “We utilize cash on hand and our revolving credit facilities to fund the working capital requirement caused by the lag discussed above and other operating needs. We believe our expected cash receipts from clients, together with current cash on hand and revolving credit facilities, are sufficient to support the reasonably anticipated cash needs of our operations over the next twelve months.”

Given the foregoing, we believe our disclosures regarding liquidity and our management thereof is sufficient and that no supplemental disclosure is warranted at this time. Should our management of liquidity, including the collectability of our accounts receivable, change in the future, we will consider whether supplemental disclosure is warranted at such time.

Form 8-K filed May 9, 2019

Exhibit 99.1, page 1

2.
We note your presentation of the non-GAAP measures, consulting fee revenue and free cash flow. Please expand your presentation to include the most directly comparable GAAP financial measure with equal or greater prominence as required by Item 10(e)(1)(i)(a) of Regulation S-K with reference to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. Please also provide a reconciliations of both of these non-GAAP measures from the most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Response: We respectfully acknowledge the Staff's comment, and in future filings, we will revise our presentation regarding consulting fee revenue and free cash flow to expand our presentation and provide reconciliations, as applicable, as detailed below.

Consulting Fee Revenue

We believe that consulting fee revenue (“CFR”) is a GAAP measure. We sometimes engage subcontractors to perform work on our contracts. The fees these subcontractors charge us are reimbursable from our clients and are reflected as both direct expenses and revenues on our financial statements. CFR represents our revenue exclusive of reimbursable fees. Total revenue, therefore, as shown in the Form 10-K is comprised of CFR plus reimbursable fees. We plan on showing both CFR and reimbursable fees totaling to revenue on the face of the statement of operations going forward.

Free Cash Flow

The omission of a reconciliation of free cash flow in the referenced Form 8-K was inadvertent. Any references to amounts of free cash flow in the future will include disclosure similar to the below:

Division of Corporation Finance
June 5, 2019

Free cash flow is not a measure of financial performance under generally accepted accounting principles (“GAAP”). Free cash flow, which we define as cash flows from operating activities of continuing operations less capital expenditures, is a useful indicator that provides additional perspective on our ability to generate cash that is available to the Company for taxes and other corporate purposes. Investors should recognize that free cash flow might not be comparable to similarly-titled measures of other companies. This measure should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP.

Quarter Ended Mar 31, 2019 (in thousands)
Cash from operations	$ 8,458
Less: Purchases of property and equipment	(873)
Free cash flow	$ 7,585

* * * * * * *
The Company appreciates your time and consideration. In the event that you or other members of the Staff have further comments or questions, please call me at (215) 309-7951 (or by email at toddweintraub@hillintl.com).

Sincerely,
Hill International, Inc.

/s/ Todd E. Weintraub
Todd E. Weintraub

cc:	Darrick M. Mix, Esq.